# AVTO METALS PUBLIC LIMITED COMPANY



**Unaudited Financial Statements
for the six months ending 30 September 2007
for the second quarter of Fiscal Year 2008**

# AVTO METALS PUBLIC LIMITED COMPANY

**Registered No (Gibraltar) 92964**

**PROFIT AND LOSS ACCOUNT**
**For the six months ended 30 September 2007**

| | 30 Sept 2007 | 30 Sept 2006 |
|---|---|---|
| | $ | $ |
| **Expenditure** | | |
| Administration fees | 140,000 | 32,400 |
| Development fees | 77,121 | -- |
| **Total Expenditures** | 217,121 | 32,400 |
| **Loss for the period** | (217,121) | (32,400) |
| **Accumulated loss brought forward** | (283,845) | (81,000) |
| **Accumulated loss carried forward** | $ (500,966) | $ (113,400) |

# AVTO METALS PUBLIC LIMITED COMPANY

**Registered No (Gibraltar) 92964**

**BALANCE SHEET**
**As at 30 September 2007**

| | 30 Sept 2007 $ | 30 Sept 2006 $ |
|---|---|---|
| **Current Assets** | | |
| Debtors | 725,853 | 1,028,420 |
| **Total Net Assets** | $ 725,853 | $ 1,028,420 |
| **Capital and Reserves** | | |
| Called up Share Capital | 53,671 | 53,586 |
| Share Premium Account | 1,173,148 | 1,088,234 |
| Profit and Loss Account | (500,966) | (113,400) |
| **Total Shareholders' Funds** | $ 725,853 | $ 1,028,420 |
| **Number of shares in issue** | 5,367,115 | 5,358,615 |

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